WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
March 6, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,156,080
SETTLEMENT DOCUMENT PACKAGE TO BE SUBMITTED TO PACIFIC HYDRO LIMITED

James Henning, BA CFA CA CBV President and the Chief Financial Officer of Western Wind Energy Corporation, met with a representative of Pacific Hydro Limited in Melbourne, Australia last week to discuss the settlement.

Western Wind Energy will be providing a settlement documentation package to Pacific Hydro Limited that will include:
1. The repayment of the Mesa Acquisition Loan of US$13.4 million plus accrued interest;

2. The liquidation of the Mitsubishi Turbines and the allocation of proceeds to each party based on their total investment in the turbines or in the alternative full payment to each party of its total investment if the other party utilizes the turbines for its own projects.

3. Western Wind Energy will be providing assistance to Pacific Hydro Limited by completing a secondary offering document of the Western Wind Energy shares owned by Pacific Hydro to be sold through a Canadian, European and US investment-banking firms. It is the hereto stated objective of Western Wind Energy to maximize the proceeds of the sale of the Western Wind Energy shares for the sole benefit of Pacific Hydro Limited; and

4. The termination of all agreements and undertakings between Pacific Hydro and Western Wind.

Western Wind is presently working with several investment-banking firms in Europe, the US and Canada to provide debt and equity funding to repay the Mesa Acquisition Loan and to acquire the Western Wind Energy shares from Pacific Hydro Limited. Western Wind Energy will submit term sheets from the various investment-banking firms to Pacific Hydro Limited as evidence all parties want to put closure to this matter in the most expeditious manner.

Western Wind Energy is also studying the site suitability of the Mitsubishi 1000A wind turbine generators to evaluate their use at different project sites in an effort to expedite their sale and maximize the selling price.

The settlement documentation package to be submitted by Western Wind Energy to Pacific Hydro Limited is subject to the approval by the Board and Managements of Pacific Hydro Limited and Western Wind Energy and all regulatory and governmental agencies having jurisdiction in the matters between the parties.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.